Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (804) 775-2205

Thomas F. Farrell, II
President and Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

> **Re: Dominion Resources, Inc.**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 1-08489**

Dear Mr. Farrell:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Party Transactions, page 4

1. Please describe the types of transactions that are covered by your policies and procedures for the review, approval or ratification of transactions with related persons. See Item 404(b)(1)(i) of Regulation S-K.

Determination of Independence, page 5

2. In this section, disclose the independence standards that you use to determine whether members of the board of directors are independent. See Item 407(a) of Regulation S-K. You have included this information in the appendix.

Non-Employee Director Compensation, page 6

3. Please disclose the aggregate number of stock awards related to the annual stock retainer. See the Instruction to Item 402(k)(2)(iii) of Regulation S-K.

4. Please include in all other compensation any matching gifts made to 501(c)(3) organizations. See Item 402(k) of Regulation S-K.

Committee Report on Executive Compensation, page 13

5. Please provide a materially complete description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 14

6. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Farrell received salary, non-equity incentive plan compensation and restricted stock grants that were substantially higher than amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

7. Please discuss fully how the compensation, governance and nominating committee evaluates internal equity in setting compensation. For example, please discuss whether the committee analyzes the number of times that a named executive officer's compensation exceeds that of a specified type of employee, including a description of that employee's position.

8. To the extent that you engage in benchmarking your performance against the survey data, please identify the components of each survey. See Item 402(b)(2)(xiv) of Regulation S-K. Please discuss how this type of benchmarking differs from the benchmarking against the peer group discussed beneath the caption "The Peer Group and Peer Group Comparisons."

Annual Incentive Plan, page 16

9. Refer to Item 402(b)(1)(v) of Regulation S-K. Please disclose how you calculate annual incentive plan awards in terms that are easier for an investor to understand. For example, please consider including additional tables using hypothetical or actual dollar amounts regarding the calculations of how the bonus pool is funded and how awards are paid out. Please avoid using jargon to describe awards under this plan, such as "stretch goal" and "earnings kicker" or better describe how these terms specifically factor into award determinations. Please provide additional information about the Six Sigma targets.

10. With respect to the compensation plans, please discuss whether the compensation, governance and nominating committee has discretion or has exercised discretion to increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

Performance Grants, page 17

11. Please provide additional analysis regarding how you calculate performance awards under the long-term incentive program. You have not provided quantitative disclosure of the return on invested capital goals that the compensation, governance and nominating committee established for cash awards under the long-term incentive program for 2006 or 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Pension Benefits, page 23

12. Please disclose the reasons for the difference in the number of years of credited service for each named executive officer under the various plans. See Instruction 4 to Item 402(h)(2) of Regulation S-K. On page 24 you disclose the number of credited months under the benefit restoration plans; however, it is unclear why the number differs under other plans.

<u>Potential Payments upon Termination or Change in Control, page 27</u>

13. In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel